VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

February 14, 2025

VIA EDGAR

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Funds Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-284196)

Dear Ms. Pumphrey and Mr. O’Brien:

This letter responds to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided orally by Ms. Pumphrey on January 30, 2025 and by Mr. O’Brien on February 12, 2025, regarding the above-referenced Registration Statement of the Registrant on Form N-14 (the “Registration Statement”), filed with the SEC, via the EDGAR system, on January 10, 2025, pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of Voya Floating Rate Fund (the “Target Fund”), a series of the Registrant, by Voya Short Duration High Income Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds”), a series of the Registrant, in exchange for shares of the Acquiring Fund (the “Reorganization”).

For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Disclosure Comments
1.	Comment:	The Staff reminded the Registrant that the Registrant and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comment, action, or absence of action by the Staff.
	Response:	The Registrant so confirms.
2.	Comment:	The Staff noted that if a comment is made with regard to disclosure in one section, it is applicable to similar disclosure included elsewhere within the Registration Statement.
	Response:	The Registrant confirms that corresponding changes will be made, when applicable.

3.Comment: The Staff requested that responses to the Staff’s comments be filed via EDGAR in advance of effectiveness. The Staff also requested the Registrant to provide courtesy copies of blacklines of the affected documents.

Response: The Registrant will file responses in advance of effectiveness and will provide the Staff blackline copies of the disclosure changes as requested.

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

February 14, 2025

Page | 2

4.	Comment:	The Staff requested that the Registrant confirm that the new share class of the
Acquiring Fund has been added in EDGAR and all ticker symbols and series and class identifiers are up to date.
	Response:	The Registrant confirms that the new share class of the Acquiring Fund has been added to EDGAR and that all ticker symbols and series and class identifiers of the Funds are up to date.
5.	Comment:	The Staff noted that the fees and expenses included in the Annual Fund Operating
Expenses table are more than 6 months old and requested that the Registrant confirm the fees presented in the table are current.
	Response:	The Registrant confirms that the information in the fee tables is based on the
Funds’ most recent fiscal year ended March 31, 2024 and is accurate as of that date. The Registrant respectfully notes that Item 3 of Form N-14 requires that the fee tables be presented using the format prescribed in Item 3 of Form N-1A. Instruction 3(d)(i) to Item 3 of Form N-1A requires the percentages in the fee table to be based on amounts incurred during a fund’s most recent fiscal year.
6.	Comment:	With respect to Footnote 1 to the Annual Fund Operating Expenses table, the Staff requested that the Registrant confirm that any right to recoupment associated with the Target Fund will not be carried over to the Acquiring Fund.
	Response:	The Registrant so confirms.
7.	Comment:	With respect to Footnote 1 to the Annual Fund Operating Expenses table, the Staff noted the inclusion of two expense limitations and observed that the disclosure appears to be repetitive and conflict with the figures shown in the table. The Staff further noted that the “Total
Annual Fund Operating Expenses After Waivers and Reimbursements” for the Target Fund are
4bps higher in the table compared to the limitation amounts listed in the footnote. The Staff requested that the Registrant reconcile the amounts and supplementally provide an explanation for the differences.
	Response:	The Registrant notes that the first expense limit listed in the footnote is connected to the Fund’s standard expense limitation agreement, while the second expense limit is connected to a separate, subsequent expense limit agreement that further lowers the Fund’s expenses. The
Registrant notes that, as disclosed in the footnote, the second expense limitation agreement excludes certain expenses, including interest, investment-related costs, leverage expenses, and extraordinary expenses. At fiscal year-end, the Target Fund’s net expense ratios were 4bps higher than the limitation amounts listed in the footnote due to these excluded expenses.
8.	Comment:	With respect to Footnote 1 to the Annual Fund Operating Expenses table, the Staff requested that the Registrant confirm if the second waiver is subject to recoupment, and if so, to please clarify as such in the disclosure.
	Response:	The Registrant appreciates the Staff’s comment but believes the current disclosure adequately describes the material terms of the Fund’s waiver agreement and is consistent with
Form requirements. Supplementally, the Registrant confirms that the second waiver is not subject to recoupment.
9.	Comment:	The Staff requested that the Registrant clarify the disclosure in Footnote 5 to the
Annual Fund Operating Expenses table, as the Registration Statement is registering the offering by the Acquiring Fund, with the new Class W shares of the Acquiring Fund being included as part of the offering for Class W shareholders of the Target Fund.

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

February 14, 2025

Page | 3

Response:	The Registrant will revise the footnote as follows:

Class W shares for SDHI Fund will be formed as part of the Reorganization. ~~Such class is not currently offered but will be offered at the time of the Reorganization.~~

10.Comment: With respect to the section titled “Expenses of the Reorganization”, the Staff requested that the Registrant also disclose or summarize this information in a section that appears earlier in the Registration Statement.

Response: The Registrant has added the requested disclosure to the section “Summary of the Proposed Reorganization.”

Accounting Comments

11. Comment: The Staff noted that the information in the Annual Fund Operating Expenses tables in the Registration Statement is as of March 31, 2024, and that the gross expenses had materially changed between the Financial Highlights included in the annual report dated March 31, 2024, and the semi-annual report dated September 30, 2024, for the Acquiring Fund. The Staff requested that the Registrant confirm in correspondence that the fees presented in the fee table represent the current fees of each Fund in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the information in the Annual Fund Operating Expenses tables is based on the Fund’s most recent fiscal year ended March 31, 2024 and is accurate as of that date. The Registrant respectfully notes that Item 3 of Form N-14 requires that the fee tables be presented using the format prescribed in Item 3 of Form N-1A. Instruction 3(d)(i) to Item 3 of Form N-1A requires the percentages in the fee table to be based on amounts incurred during a fund’s most recent fiscal year. Accordingly, the Registrant does not believe that any updates or revisions are necessary at this time.

12.	Comment:	The Staff requested that the Registrant include a footnote to the Annual Fund
Operating Expenses Table stating that other expenses are based on estimated amounts for the current fiscal year.
	Response:	The Registrant believes this is in reference to the new Class W shares being registered for the Acquiring Fund and will add the requested footnote to the pro forma other expenses line item for such shares.
13.	Comment:	The Staff requested that the Registrant explain why the pro forma other expenses are expected to increase for Class A, Class C, and Class W shares.
	Response:	The Registrant estimates class specific fees and expenses for Class A, Class C, and Class W shares will increase due to the number and type of shareholder accounts in the Target
Fund.
14.	Comment:	The Staff requested that the Registrant consider adding language to Footnote 1 of the Annual Fund Operating Expenses table stating whether the additional waivers are subject to recoupment.

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

February 14, 2025

Page | 4

Response: The Registrant appreciates the Staff’s comment but believes the current disclosure adequately describes the material terms of each Fund’s waiver agreements and is consistent with Form requirements. Supplementally, the Registrant confirms that the additional waivers are not subject to recoupment.

15. Comment: The Staff requested that the Registrant confirm in correspondence that the potential recapture of previously waived expenses for the Acquiring Fund are reflected in the pro forma column of the fee table.

Response: The Registrant confirms that all fees and expenses, including fees waived or reimbursed that are subject to possible recoupment, are accurately represented in the pro forma column of the fee table.

16. Comment: The Staff noted that the portfolio turnover rates for the Funds are as of March 31, 2024, and requested that the Registrant consider updating the disclosure to reflect more current rates.

17. Response: The Registrant confirms that portfolio turnover rates are based on the Funds’ most recent fiscal year ended March 31, 2024, and are accurate as of that date. The Registrant respectfully notes that Item 5 of Form N-14 requires certain information to be provided for the Acquiring Fund, including portfolio turnover rates, by reference to the requirements of Form N-1A, and that Item 3 and Instruction 5 to Item 3 of Form N-1A require the portfolio turnover rates to be based on a fund’s most recent fiscal year. Accordingly, the Registrant does not believe that any updates or revisions are necessary at this time.

18.Comment: The Staff noted that under the section “What factors did the Board consider?”, the disclosure states “the Investment Adviser’s representations of how the direct or indirect costs relating to the Reorganization itself, as well as any implicit transaction costs, will be borne among the Investment Adviser and the Funds”. However, under the “Expenses of the Reorganization” section the disclosure states “explicit expenses of the Reorganization are estimated to be $330,000 and will be paid by Floating Rate Fund”. Please reconcile the disclosure.

Response: The Registrant confirms that the explicit expenses of the Reorganization are to be borne by Floating Rate Fund. The language under “What factors did the Board consider” refers to all direct and indirect costs, including implicit costs, which is a broader category of potential expenses than explicit expenses. The Registrant notes that the disclosure under “Expenses of the Reorganization” states that implicit costs “will be borne by the Funds in the normal course of the purchase and sale of securities” and that the Investment Adviser “will assume all costs related to the Reorganization if the Reorganization is not consummated.” Accordingly, the Registrant believes that the disclosure is accurate as drafted.

19. Comment: The Staff requested that the Registrant disclose the estimate of capital gains distributions in dollars and on a per share basis resulting from the sales disclosed under “Portfolio Transitioning” in the Registration Statement.

Response: The Registrant respectfully declines to add disclosure regarding the estimated capital gain distributions to the Registration Statement. The Target Fund is not expected to have capital gains, and any gains realized by the Acquiring Fund prior to the Reorganization would be from the ordinary course of business and not from pre-Reorganization alignments.

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

February 14, 2025

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20. Comment: The Staff requested that the Registrant confirm if the solicitation fees listed under “How is my proxy being solicited?” are included in the estimated $330,000 for reorganization expenses listed under the section “Expenses of the Reorganization”. If the solicitation fees are not included in the estimated reorganization costs, the Staff requested that the Registrant include the solicitation fees in the Capitalization Table.

Response: The Registrant confirms that the solicitation fees are included in the reorganization costs listed under the section “Expenses of the Reorganization.”

Should you have any questions or comments regarding this letter, please contact Angela Gomez at (480) 477-2313 or the undersigned at (339) 222-0145.

Regards,

/s/ Caitlin Robinson Caitlin Robinson

Vice President and Counsel Voya Investment Management

cc:Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP Jessica Reece, Esq., Ropes & Gray LLP Jeremy Smith, Esq., Ropes & Gray LLP